UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 1-34694

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VEON Ltd.

(Translation of registrant’s name into English)

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Index Tower
(East Tower), Unit 1703,
Dubai (DIFC),
United Arab Emirates

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Information contained in this report

Public Offering

On January 28, 2026, Kyivstar Group Ltd. (“Kyivstar”) filed a registration statement on Form F-1 (File No. 333-292996) (the “F-1 Registration Statement”) with the Securities and Exchange Commission in connection with a proposed public offering of common shares of the Kyivstar by VEON Amsterdam B.V., the principal shareholder of the Company and a wholly owned subsidiary of VEON Ltd. (the “Registrant”), and certain other selling shareholders.

In connection with the proposed offering of common shares, Kyivstar provided certain information to prospective investors in the F-1 Registration Statement. Certain excerpts from the F-1 Registration Statement are attached hereto as Exhibit 99.1. The F-1 Registration Statement disclosed certain information that supplements or updates certain prior disclosures of Kyivstar, including preliminary estimates of selected unaudited financial information for the year ended December 31, 2025 compared to our actual financial results for the year ended December 31, 2024.

Financial Update

On January 28, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Excerpts from F-1 Registration Statement of Kyivstar Group Ltd.
99.2	VEON Ltd. press release, dated January 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	VEON Ltd.
	By:	/s/ Sebastian Rice
		Name:	Sebastian Rice
		Title:	Group General Counsel

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